Filed pursuant to Rule 424(b)(3)

File Nos. 333-232549 and 811-22461

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

(the “Fund”)

Supplement dated February 28, 2022 to the

Prospectus and Statement of Additional Information of the Fund

dated July 29, 2021

After careful consideration, Morgan Creek Capital Management LLC (“Morgan Creek”), the Fund’s investment adviser, has recommended, and the Board of Trustees of the Fund (the “Board”) has approved, the liquidation and termination of the Fund. The Fund will be liquidated pursuant to the terms of a Plan of Liquidation and Termination (“Plan of Liquidation”). The Fund currently anticipates commencing the payment of liquidating distributions in April or May, 2022 (the date of the final distribution being referred to as the “Liquidation Date”), although market, economic or other factors could result in the final liquidations being later than May 31, 2022.

Effective immediately, the Fund’s Prospectus is amended to incorporate the following information:

Suspension of Sales. Effective as of the date of this Supplement, the Fund is suspending offers and sales of shares of beneficial interest (the “Shares”).

Pending Tender Offers. The Fund intends to pay any proceeds due to its shareholders (“Shareholders”) whose tenders have been accepted in connection with the Fund’s tender offer that expired on December 26, 2021 in accordance with the terms of such tender offer.

Future Tender Offers. On February 25, 2022, the Board determined that it is in the best interests of the Fund and its Shareholders in light of the proposed liquidation to suspend the commencement of any additional or future tender offers.

Mechanics of Liquidation. On February 25, 2022, the Board approved the liquidation of the Fund. In connection with this approval, the Trust will adopt a Plan of Liquidation.

The Fund will depart from its stated investment objective and policies to liquidate its holdings. The Fund and its Shareholders will bear the transaction costs and other costs associated with the liquidation. As a result of these costs, as well as potential market movements, Shareholders may receive less than today’s net asset value per Share.

The Plan of Liquidation will permit the Fund to establish a liquidating trust to which the Fund may transfer any unsold assets as of the Liquidation Date, including interests in underlying funds as well as direct investments in securities that may be illiquid.

Automatic Dividend Reinvestment Plan. Effective as of the date of this Supplement, the Automatic Dividend Reinvestment Plan (the “DRIP”) of the Fund has been suspended. As a result of the suspension of the DRIP, no dividends or distributions will be reinvested in additional Shares after the date of this Supplement and instead Shareholders will receive any dividends or distributions in cash.

U.S. Federal Income Tax Matters. The automatic redemption of Shares held by a Shareholder as part of the liquidation generally will be treated as any other redemption of Shares (i.e., as a sale that may result in gain or loss for federal income tax purposes) and will have the tax and other consequences described in the Prospectus and Statement of Additional Information. In addition, in connection with the liquidation, the Fund may declare and pay any dividends required to distribute its investment company taxable income, net capital gains, and net tax-exempt income realized in the taxable years ending at or prior to the Liquidation Date. These dividends would be taxable to Shareholders who do not hold their Shares through an IRA, 401(k), or other tax-advantaged account. A Shareholder should consult with his/her tax advisor to discuss the Fund’s liquidation and the potential tax consequences to the Shareholder.

Shareholders should retain this Supplement for future reference.